October 15, 2012

Mr. Michael Seaman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: File No. 001-09861

Dear Mr. Seaman:

Regarding your letter dated September 28, 2012 and as we discussed earlier today, M&T Bank Corporation has requested a ten business day extension to October 29, 2012 for M&T’s responses to your comments.

If you have any questions, please call me at (716) 842-5103.

Very truly yours,

/s/ Michael R. Spychala
Michael R. Spychala
Senior Vice President and Controller